FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of OCTOBER , 2001
                                    --------

                             Hilton Petroleum Ltd.
                (Translation of registrant's name into English)

                                   000-30390
                                  -----------
                                 (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                  Form 20-F    X          Form 40-F
                            -------                     ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes                    No     X
                       -------                ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Hilton Petroleum Ltd.
                                          -------------------------------------
                                          (Registrant)

Date    October 22, 2001                  By  /s/ "Nick DeMare"
    ------------------------              -------------------------------------
                                               Nick DeMare
                                               Director
                                              (Signature)*

     *Print the name and title of the signing officer under his signature.


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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                               Tel: (604) 685-9316
                                CDNX SYMBOL: HTP
                        Web Site: www.hiltonpetroleum.com

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NEWS RELEASE                                                   OCTOBER 22, 2001

                               4th QUARTER UPDATE



Bakersfield, CA-October 22, 2001--Hilton Petroleum Ltd.(CDNX:HTP/OTCBB: HTPTF)

Don Busby, CEO, Hilton Petroleum Ltd. provides the following year end update:

Fiscal  2001  has  been  a  difficult  period  for  the  Company.   Significant
exploration expenditures continue to be incurred in the San Joaquin Basin of California. However, significant rewards have, so far, failed to materialize.

With the ongoing requirements at East Lost Hills, we focussed on deployment of our personnel and financial resources towards the development of our interests in the San Joaquin Basin and initiated discussions to sell our non-California petroleum interests. On March 8, 2001, we successfully completed the sale of our non-California properties to Exco, of which US$12.7 million has been received and an additional US$812,000 is expected to be received pending an arbitration hearing on a contractual dispute between the Company and Exco. We have used the proceeds received to retire US$11.2 million of debt, with the remaining US$1.5 million used to fund East Lost Hills obligations.

A review of the East Lost Hills Project is as follows:

- After completion of production facilities and a connection pipeline, the ELH #1 well commenced first production on February 6, 2001. It is currently producing from a zone in the lower portion of the Temblor formation. Production from the ELH #1 well has been constrained due to downstream factors, including processing, marketing and water disposal considerations. We expect this production curtailment to continue for the near term. Anadarko is exploring alternatives for processing, marketing and additional water disposal facilities.

- The ELH #2 well was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March 2001, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3mmcf/d), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently shut-in awaiting pipeline connection.

- The ELH #3R well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the productive East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the

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                                      - 2 -


     existing wellbore. The well was plugged back to 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The Kreyenhagan in the ELH #3R well was not tested because of the higher pressures. At the time of drilling the well the surface equipment would not allow for testing the higher pressures. The ELH #3R well has been suspended and it is our belief that the Kreyenhagan in the ELH #3R well should be tested.

- The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. First of all it is important to understand that one objective in drilling the ELH #4 well was to achieve production rates substantially higher than those in the ELH #1 well. At this time the Company is neither encouraged nor discouraged with the ELH #4 well, as the well has not been tested and there are no results on the deliverability from this well bore. By way of background the ELH #4 well was drilled to a depth of 20,800 feet. The wire-line logs indicate the reservoir quality of the sand packages in ELH #4 to be very similar to those in ELH #1. In the ELH #1 well, there was an area of lost circulation that did not occur on ELH #4. It should be noted that when drilling ELH #1 substantially higher mud weights were used and this could account for some or all of the problems of lost circulation at ELH #1. In drilling the ELH #4 the well was cored in two different intervals with both 4" and 3" diameter core. Substantial time and money was spent on obtaining these core samples and detailed analysis of these samples has only recently been completed. In addition work is also ongoing in analyzing the results of the 3-D seismic shoot, which covers the entire East Lost Hills area. A decision was made to temporarily suspend the well in order to consider the results of core samples and seismic date. State and Federal regulations require that when a well is temporarily suspended all potential production zones must be sealed with cement plugs set above the zones. During the plugging operations on August 26th the well started to flow and it became necessary to flare off the gas and handle the produced condensate during the well control operations.

     The East Lost Hills joint venture partners have recently made a decision to side-track the well to position it over the top of the structure. This work program is estimated to take approximately 100 days. The cores from the ELH #4 well provided important data on the fracturing in the reservoir. The information is perceived to enhance the reservoir quality at East Lost Hills. We also feel that the Kreyenhagan below the Bloemer Phacoides could be a potential producing rock.

- The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well is projected to drill approximately 21,000 feet and is designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well is currently at 14,400 feet.

The participants in the San Joaquin joint venture determined that the Lucky Dog Prospect would not be drilled and have relinquished their interest in this prospect. Drilling of the Pyramid Hills Prospect is expected to commence in the fourth quarter of calendar 2001.

We also participated in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been drill tested. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. During fiscal 2001 and to date, exploratory test wells have been drilled on the Mica, Sequoia, Parsley, Merlot and Basil Prospects. No hydrocarbon bearing sands were encountered on test wells on the Sequoia, Parsley and Merlot Prospects. These wells were plugged and abandoned.



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                                     - 3 -

The Mica Prospect is located on the west side of the southern San Joaquin Basin. An initial test well, the Mica 1-17, commenced drilling in late March 2001. On April 24, 2001, the Mica 1-17 was logged at a drill depth of 7,881 feet. It was determined that the well was outside the channel limits and was suspended for possible future sidetracking. The operator has proposed a new location to drill the Mica 2-19 well.

The Basil Prospect is located in the southern portion of the Sacramento Basin. The initial test well on the Basil Prospect commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well. All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location using the existing casing down to 2,186 feet. The side-track will parallel the original hole to the same total depth of 7,829 feet. Due to environmental regulations the side-track cannot commence until a new permit has been obtained.

The disappointing pace of development of the San Joaquin Basin, current low petroleum and natural gas prices and a recessionary market has resulted in very low stock prices for the Company, making it very difficult to raise additional funding without substantial dilution to the shareholders for the upcoming year's capital obligations. At this stage of the Company's development, management is reviewing other options, which may include the sale of a portion of our interests in East Lost Hills. It is imperative that we secure the necessary capital to fund our anticipated obligations for the next two to three years before the project becomes self-financing.

Hilton Petroleum Ltd. is a public company engaged in exploration, development and production of natural gas and crude oil. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTCBB: HTPTF). Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888-303-3361.


ON BEHALF OF THE BOARD



"Don Busby"
------------------------------
Donald W. Busby, CEO

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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